ISSUER FREE WRITING PROSPECTUS
Dated May 29, 2012
Filed Pursuant to Rule 433
Registration No. 333- 169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated February 18, 2011, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1499875/000114420411009880/v211699_424b3.htm,

http://sec.gov/Archives/edgar/data/1499875/000114420412024888/v310556_424b3.htm and

http://sec.gov/Archives/edgar/data/1499875/000114420412030027/v313531_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The press release below was issued by AR Capital, LLC, the Company’s sponsor, on May 29, 2012 and references, among other things, several of the Company’s recent notable transactions. The press release reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors, solely in his capacity as Chairman and CEO of AR Capital, LLC.

Statements in the press release that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the press release that are attributed directly to Mr. Schorsch were not intended and should not be considered as offering material.

CONTACTS

From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com Ph: (484-532-7783)	For: Brian S. Block, EVP & CFO AR Capital, LLC bblock@arlcap.com Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

AR Capital obtains over $300 MILLION
of low cost financing for three of its sponsored REITs

NEW YORK, NY, May 29, 2012  - AR Capital, LLC (“AR Capital”), the sponsor of nine public real estate companies and a business development company, announced today that it has recently closed on or agreed to terms on over $300 million of financings at borrowing costs below 4% for three of its sponsored REITs: American Realty Capital Trust III, Inc. (“ARCT III”); American Realty Capital New York Recovery REIT, Inc. (“ARC NYRR”); and American Realty Capital Healthcare Trust, Inc. (“ARC Healthcare”).

AR Capital’s Chairman and CEO, Nicholas S. Schorsch noted, “Our capital markets team, led by Andrew Winer and Boris Korotkin, has been consistently successful in arranging low cost, advantageous borrowings for AR Capital’s investment programs. In this regard, we continue to both deepen and expand our lender relationships to the benefit of our stockholders.”

Notable Recent Mortgage Transactions:

•	ARC NYRR: Closed over $21 million of mortgage loans and have commitments on $31 million with 4 lenders at a cost aggregating under 3.75%.
•	ARC Healthcare: Closed or rate locked over $23 million of mortgage loans with 2 lenders aggregating under 4.00%.
•	ARCT III: Closed or rate locked over $90 million of mortgage loans and have commitments on another $31 million with 4 lenders aggregating under 3.80%.

Notable Recent Credit Facility Transactions:

•	ARC NYRR closes facility with Capital One: In April 2012, ARC NYRR closed on a 3-year $40 million credit facility (expandable to $150 million). This facility has a cost of LIBOR + 250bps on drawn amounts and can be used for acquisitions and other corporate purposes based upon 55% to 65% of identified unencumbered assets.
•	ARC Healthcare closes facility with Key Bank: In May 2012, ARC Healthcare closed on a 3-year $50 million credit facility (expandable to $250 million). This facility has a cost of LIBOR + 300-400bps on drawn amounts (depending on overall corporate leverage, the spread can reduced by 35bps when net worth exceeds $350 million). This facility can be used for acquisitions and other corporate purposes based upon 55% to 65% of identified unencumbered assets.
•	ARCT III agrees to terms on a facility with RBS Citizens: In March 2012, the ARCT III agreed to terms on a 3-year $50 million credit facility (expandable to $250 million). This facility has a cost of LIBOR + 210-350bps on drawn amounts and can be used for acquisitions and other corporate purposes based upon 60% of identified unencumbered assets.

“While the market winds are currently at our back, it is important that all of AR Capital’s companies be vigilant in preparing for different environments by continuing to grow our stable of lenders, maintaining a conservative low leverage strategy, and taking advantage of today’s low rate environment to create stockholder value.” said Andrew Winer, SVP of Debt Capital Markets at AR Capital.

AR Capital History and Focus: AR Capital was founded by Nicholas S. Schorsch, William M. Kahane, Michael Weil, Peter Budko and Brian Block in 2006 as a full-service real estate investment management firm providing advisory services to retail and institutional investors. Since its formation, AR Capital has consistently worked to introduce institutional best practices to the direct investment industry. AR Capital offers investors professionally managed investment solutions providing tax efficient current income with the potential for growth.

To arrange interviews with AR Capital, LLC executives, please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.